Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

Triant Ranked Number 53 In Profit 100 Survey

VANCOUVER, CANADA — JUNE 10, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF), which delivers advanced process control (APC) solutions to the semiconductor industry, today reported that PROFIT ranked Triant 53rd in Canada in terms of revenue growth from 1998 to 2003 as listed in the June 2004 issue of PROFIT magazine.

According to PROFIT, “The PROFIT 100 is Canada's authoritative ranking of high-growth companies, celebrating the achievements of the best and brightest business stars.“

“We are very pleased to be recognized in the PROFIT 100 survey”, stated Robert Heath, Triant’s CEO, " We have established ourselves as the leading provider of APC solutions to the global semiconductor industry and ten of the world’s top twenty semiconductor manufacturers use ModelWare, our market-leading fault detection solution. We will continue to execute on our plan to increase revenue by deepening the deployment of ModelWare in existing accounts, opening up new accounts, and introducing new products and services.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.